BD 3/1 [illegible]

10027422

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 51199

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LaBranche Structured Products Direct, [illegible]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Whitehall Street - 9th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Hack (212) 820-0423
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 25 2010
Washington, DC
121

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 3/3

OATH OR AFFIRMATION

I, Thomas Hack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaBranche Structured Products Direct, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

IRENE T. VANDE WOUDE
Notary Public, State of New York
No. 01VA6068687
Qualified in New York County
Commission Expires January 14, 2014

Irene T. Vande Woude
Notary Public

Thomas C Hack
Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LABRANCHE STRUCTURED PRODUCTS DIRECT, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

LABRANCHE STRUCTURED PRODUCTS DIRECT, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
LaBranche Structured Products Direct, Inc.

We have audited the accompanying statement of financial condition of LaBranche Structured Products Direct, Inc. (a wholly owned subsidiary of LaBranche Structured Holdings, Inc.) (the "Company") as of December 31, 2009. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of LaBranche Structured Products Direct, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 24, 2010

LABRANCHE STRUCTURED PRODUCTS DIRECT, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS		
Receivables from brokers, dealers and clearing organizations	$	2,455,836
Due from affiliates		16,573
	$	2,472,409
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accrued expenses and other liabilities	$	35,773
Stockholder's equity		
Common stock, $0.00001 par value, 10,000 shares authorized, issued & outstanding		-
Additional paid-in capital		3,035,917
Accumulated deficit		(599,281)
Total Stockholder's Equity		2,436,636
	$	2,472,409

See accompanying notes to financial statement.

1. Nature of business

LaBranche Structured Products Direct Inc. (the "Company"), a registered broker-dealer in securities under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulator Agency ("FINRA") and other principal exchanges. The Company is currently inactive and expects in the future to be primarily engaged in the business of execution of securities transactions. The Company is a wholly owned subsidiary of LaBranche Structured Holdings, Inc. (the "Parent"), a Delaware corporation. The Parent is a wholly owned subsidiary of LaBranche & Co Inc., a Delaware Corporation (the "Holding Company").

2. Summary of significant accounting policies

Change in Fiscal Year

The Company changed its fiscal year end from June 30 to December 31, effective July 1, 2009. The change allowed the Company to eliminate the reporting lag with its Parent who has a fiscal year end of December 31. The statement of operations, cash flows and changes in stockholder's equity reflect audited results for the six-month transition period ended December 31, 2009.

Basis of Presentation

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

These financial statements were approved by management and available for issuance on February 24, 2010. Subsequent events have been evaluated through this date.

Securities Transactions

The Company records commission revenues, and related expenses on a trade-date basis.

Income Taxes

The Company is included in the consolidated federal and combined state and local tax returns filed by the Holding Company. Pursuant to the tax sharing agreement with the Holding Company, the Company determines its income tax on a separate company basis.

The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740 (Statement of Financial Accounting Standard ("SFAS") No. 109), "Accounting for Income Taxes" and ASC 740 (FASB Interpretation No. 48), "Accounting for Uncertainty in Income Taxes - an interpretation of ASC 740 (FASB Statement No. 109" ("FIN 48")). ASC 740 (SFAS No. 109) requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

ASC 740 (FIN No. 48) clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with ASC 740 (SFAS No. 109). ASC 740 (FIN No. 48) prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 (FIN No. 48) also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We adopted ASC 740 (FIN No. 48) effective January 1, 2007. The Company is subject to income tax examinations by major taxing authorities for all tax years since 2005. Please refer to Note 6, "Income Taxes" for additional information and disclosures.

3. Receivables from brokers, dealers and clearing organizations

The balances presented as receivables from brokers, dealers and clearing organizations consist primarily of balances at a clearing broker as of December 31, 2009.

4. Net capital requirement

As a registered broker-dealer and member firm of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2009, the Company's regulatory net capital of approximately $2,420,000 exceeded the minimum requirement by approximately $2,415,000.

5. Related-party transactions

LaBranche & Co Inc. provides services to the Company; the costs are allocated to the affiliate and reflected in the income statement as employee compensation and related benefits and other expenses. These allocated charges reflect the Company being included in the LaBranche & Co. Retirement Plan (the Plan) as well as the payment processing of the Company's operating expenses.

6. Income taxes

The net change in valuation allowance for deferred tax assets was an increase of approximately $71,000, which was related to net operating loss carryforwards. The deferred tax assets have been offset by a full valuation allowance. The following table presents the components of deferred tax asset balances:

Deferred tax assets:	
Net operating loss	$ 246,126
Valuation allowance	(246,126)
Total deferred tax assets	$ -

The provision for income taxes is based on expectations set by management, which is reassessed when the Company's income tax returns are filed.

7. Subsequent events

In January 2010, The Company distributed $2 million to its Parent in the form of a dividend.